Calumet Specialty Products Partners, L.P.
2780 Waterfront Pkwy E. Drive, Suite 200
Indianapolis, Indiana 46214
November 16, 2005
Via EDGAR and Overnight Mail
H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 7010
100 F St. NE
Washington, DC 20549

Re:	Calumet Specialty Products Partners, L.P.
Registration Statement on Form S-1
Filed October 7, 2005
File No. 333-128880
Dear Mr. Schwall:
     On November 4, 2005, Calumet Specialty Products Partners, L.P. (the “Partnership”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced filing (the “Registration Statement”).
     The following responses are for the Staff’s review. For your convenience, we have repeated each comment of the Staff exactly as provided in the Staff’s comment letter. Where applicable, our responses indicate the additions, deletions or revisions we included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”) and the preliminary prospectus forming a part thereof (the “prospectus”).
Form S-1
General
1.	Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure, wherever it appears in your document.

Response: The Partnership has revised its disclosure as requested.

H. Roger Schwall
Securities and Exchange Commission
November 16, 2005

2.	We will need time to review all new disclosure, including any additional proposed artwork or graphics and the intended price range, prior to completing our examination. Similarly, we will need time to review all omitted exhibits, including the opinion of counsel. You can expedite the review process by providing all this information and all these documents promptly. We may have additional comments.

Response: The prospectus has been revised to include the pictures and graphics that the Partnership intends to use for inside-cover artwork. The Partnership will provide the Staff with additional artwork as soon as it becomes available.

The Partnership has filed with Amendment No. 1 all exhibits that are currently available. Please see Exhibits 5.1, 10.2, 10.4, 10.5, 10.6, 23.1 and 23.2. The Partnership will promptly amend the Registration Statement to file all remaining exhibits as soon as they become available so that the Staff has adequate time to review them. The Partnership will provide the intended price range in time to allow the Staff a sufficient amount of time to review it prior to the distribution of the preliminary prospectuses.

3.	We note the inclusion of a glossary. While this is helpful, key terms such as “subordination period” and “subordinated units,” among others, should also be defined the first time they are used rather than requiring the reader to go back and forth within the prospectus. Revise your filing accordingly.

Response: The Partnership has revised its disclosure as requested. Please see pages 2, 3, 7 and 8 of the prospectus.

4.	We remind you that as stated in Securities Act Release No. 5180, a Partnership is “in registration” at least from the time an issuer reaches an undertaking with a broker-dealer to the period of 25-40 days during which dealers must deliver a prospectus. Interviews conducted by your principals during this period may raise Section 5 concerns since they may be selling material. Any selling material outside the statutory prospectus violates the Securities Act unless a final prospectus is delivered prior to or simultaneously with that additional selling material. Please acknowledge the staff’s position in your response.

Response: The Partnership acknowledges the Staff’s position that any selling material outside the statutory prospectus violates the Securities Act unless a final prospectus is delivered prior to or simultaneously with that additional selling material.

H. Roger Schwall
Securities and Exchange Commission
November 16, 2005

5.	Please eliminate all unnecessary redundancy throughout your prospectus. For example, you repeat much of your discussion of competitive strengths, business strategy, and risks in the Summary and Risk Factors and again in MD&A.

Response: The Partnership has revised its disclosure as requested. Please see the Partnership’s revisions to the “Summary” and “Risk Factors” sections. For example, the Partnership has substantially shortened the “Summary — Business Strategies,” “Summary — Competitive Strengths,” and “Summary — Risk Factors” sections.

6.	We note that you omit information required by Regulation S-K. Revise your filing to provide all information other than that specified by Rule 430A under Regulation C. See pages 7, 36, 72, 112 and 130 for example.

Response: The Partnership has attempted to fill in as much information as possible throughout Amendment No. 1 that the Partnership is not entitled to omit under Rule 430A in this amendment and in future amendments. For example, please see pages 5, 34 and 75 of the prospectus. The Partnership will provide such additional omitted disclosure in time to allow the Staff a sufficient amount of time to review it prior to the distribution of the preliminary prospectuses.

7.	Please update your disclosure with each amendment to the most recent practicable date. Also, provide an updated consent from your independent accountant in each subsequently filed amendment.

Response: The Partnership has updated the disclosure in the prospectus to include financial and operational information as of and for the nine months ended September 30, 2005. The Partnership has provided and filed an updated consent from its independent accounting firm.

8.	Monitor your need to update your financial statements, as required by Regulation S-X, Rule 3-12.

Response: The Partnership has updated its financial statements as requested and has accordingly provided interim financial information as of and for the nine months ended September 30, 2005.

H. Roger Schwall
Securities and Exchange Commission
November 16, 2005

9.	Please insert bold vertical lines to separate audited information from unaudited information wherever financial statements or charts are presented. Also label the columns “audited” or “unaudited.”

Response: The Partnership has revised its disclosure as requested. Please see pages 11, 60, F-9, F-10 and F-12 of the prospectus.
Prospectus Cover Page
10.	As there is no assurance that you will in fact pay the minimum quarterly distribution you cite, and it is not required information under Item 501 of Regulation S-K, remove those numbers from the cover page.

Response: The Partnership has deleted the sentences referenced in the first paragraph of the prospectus cover page as requested.

11.	Provide updated and current disclosure throughout the prospectus. For example, update the status of your application with the NASDAQ National Market.

Response: The Partnership has revised its disclosure as requested. Please see the prospectus cover page and pages 9 and 150 of the prospectus.
Prospectus Summary, page 1
12.	We note your various claims of leadership here and elsewhere in the prospectus, such as your statement that you are “one of the largest producers of high-quality, specialty products and fuel products.” Provide us with objective support for these types of statements and claims. If you cannot provide such support, delete that language.

Response: The Partnership directs the Staff to pages 1, 63 and 85 of the prospectus in which the Partnership has revised its disclosure to state that it is “a leading independent producer of high-quality, specialty hydrocarbon products in North America.”

The specialty products industry is relatively small in comparison to the refining industry as a whole. Due to the small number of participants in the specialty products refining industry, there are relatively few industry publications that provide market data . The Partnership has supplementally provided as Annex A-1 hereto a letter from Lubes’n’Greases magazine (the “LNG Letter”) stating that the Partnership’s predecessor, Calumet Lubricants Company, Limited Partnership, is a “leading specialty refiner.” In

H. Roger Schwall
Securities and Exchange Commission
November 16, 2005

addition, the LNG Letter provides that, “[the Partnership’s] Princeton, La., facility is one the largest [refineries producing naphthenic base oils] in the country, with nearly one-third of the total U.S. naphthenic refining capacity.”

In addition, the Partnership has supplementally provided as Annex A-2 hereto a letter from Wax Data magazine stating that the Partnership’s predecessor “is well known in the industry as well as to the those who cover the industry as a leading specialty refiner, producing paraffins, lubricant base oils, petroleum waxes, naphthenic base oils, process oils, technical white oils and solvents.”

13.	Explain the term “crack spread.”

Response: The Partnership has revised the “Summary” section to remove the reference to the term “crack spread”. The Partnership has explained the term “crack spread” the first time it is used, on page 15 of the prospectus. In addition, the Partnership has set forth a more comprehensive definition of the term in the “Glossary” section on page B-2 of the prospectus.
Organizational Structure After the Transactions, page 6
14.	Identify, in the chart, the person(s) who control Calumet LP GP, LLC.

Response: The Partnership directs the Staff to the organizational chart on page 4 in which the ownership of Calumet LP GP, LLC is disclosed as Calumet Operating, LLC, a wholly-owned subsidiary of the Partnership. In addition, the Partnership has revised the organizational chart to identify the persons who control Calumet GP, LLC. Please see page 4 of the prospectus.

H. Roger Schwall
Securities and Exchange Commission
November 16, 2005

Non-GAAP Financial Measure, page 13
15.	Please consider whether your non-GAAP measure EBITDA is a liquidity measure. If it is a liquidity measure, it should be reconciled to cash flows from operating activities as well as to net income. We note that it is used by your management and others to assess your ability to generate cash, which indicates that it is used not just as a performance measure but also as a liquidity measure.

Response: EBITDA and Adjusted EBITDA are used by management and others to assess the Partnership’s ability to generate cash and are, therefore, appropriately categorized as “liquidity measures”. The Partnership has included tabular reconciliations of EBITDA and Adjusted EBITDA to cash flows from operating activities on pages 13 and 62. The Partnership has also included the non-GAAP measure Adjusted EBITDA in the prospectus because it is a performance and liquidity measure we are required to calculate and report to our lenders pursuant to the credit facilities.
Risk Factors, page 14
16.	All risk factors should be no longer than one or two short paragraphs. Identify the risk, include a cross-reference to more detailed disclosure elsewhere if appropriate, and eliminate all excess detail. Many of your risk factors are too detailed and contain excessive bullet points, for example the first one. Where you discuss multiple risks under one caption, break the discussion into separate factors and include appropriate captions for each.

Response: The Partnership has revised its disclosure as requested. Please see pages 14 – 25 and 27 – 30 of the prospectus.

17.	In a number of places in the risk factor section you use variations of the phrase “material adverse effect.” Please revise to add disclosure describing and expressing the specific immediate effects to the investors. Also, rather than indicating that you “cannot assure” a particular outcome, revise to state the risk plainly and directly.

Response: The Partnership has revised its disclosure as requested. Please see pages 16 – 19, 21 – 23, 27 and 28 of the prospectus.

H. Roger Schwall
Securities and Exchange Commission
November 16, 2005

18.	We note your disclosure on page 24 concerning potential increases in your operating costs and disruptions to your ability to produce and ship certain products as a result of the recent hurricanes. Please expand your disclosure to quantify any material increases in costs or disruptions to date.

Response: The Partnership has deleted its references to the recent hurricanes in its risk factor entitled “Due to our lack of asset and geographic diversification, adverse developments in our operating areas would reduce our ability to make distributions to our unitholders,” because the Partnership did not experience any material increases in operating costs or material disruptions in its production and shipping operations. Please see page 23 of the prospectus.

19.	We note your disclosure on page 24 regarding a collective bargaining agreement that expires in 2005. Please expand your disclosure to elaborate on the status of that agreement.

Response: The Partnership has revised its disclosure as requested to provide the expiration date of the recently renegotiated collective bargaining agreement as requested. Please see page 24 of the prospectus.
We may not have sufficient cash from operations . . ., page 14
20.	Indicate that, historically, you would not have been able to make the estimated cash distributions and your estimated cash available for distribution exceeds the estimated cash distribution by at most 1%.

Response: The Partnership has revised its disclosure as requested. Please see page 15 of the prospectus.
We depend on key personnel . . ., page 24
21.	Please indicate whether you carry key man insurance.

Response: The Partnership has revised its disclosure to disclose its lack of key man insurance as requested. Please see page 23 of the prospectus.

H. Roger Schwall
Securities and Exchange Commission
November 16, 2005

Use of Proceeds, page 35
22.	Revise this section to provide, in tabular and quantified form, the sources and uses of the funds being raised in this offering and the borrowings under the current revolving credit facility and the new credit facilities.

Response: The Partnership has revised the “Use of Proceeds” section to include a “sources and uses” table identifying the net proceeds from the offering and the several uses of such proceeds. Please see page 23 of the prospectus.
Our Cash Distribution Policy and Restrictions on Distributions, page 38
Rationale for Our Cash Distribution Policy, page 38
23.	Revise this section to provide additional key facts about your cash distribution policy, rather than simply offering a cross-reference. For example, state the dividend amount, the attributes including whether the dividends are cumulative, and whether you historically have paid cash distributions.

Response: The Partnership has revised its disclosure to more fully explain the Partnership’s minimum quarterly distribution, the relationship of its common units to its subordinated units and the accrual of arrearages in favor of the common units and has disclosed its lack of historical distributions. Please see page 36 of the prospectus.
Limitations on Cash Distributions . . ., page 38
24.	Revise this section to add that not only is there no guarantee that unitholders will receive quarterly distributions, but also that unitholders have no contractual or other legal right to the quarterly distributions.

Response: The Partnership has revised pages 38 and 39 of the prospectus to more clearly describe the mechanics governing the Partnership’s payment of distributions and unitholders’ rights thereto under the Partnership’s partnership agreement.

25.	Revise this section to add that the amount of the quarterly distributions is also subject to covenant restrictions under your current and anticipated credit facilities.

Response: The Partnership has revised its disclosure as requested. Please see page 36 of the prospectus.

H. Roger Schwall
Securities and Exchange Commission
November 16, 2005

Pro Forma Cash Available for Distribution . . ., page 40
Unaudited Pro Forma Cash Available for Distribution, page 42
26.	Since your historical excess cash available to pay distributions would have been insufficient to pay your expected distributions per unit, indicate in the table from where you would have obtained the additional cash, such as through borrowings.

Response: The Partnership would not have been able to pay all of the minimum quarterly distribution for the year ended December 31, 2004 on its common and subordinated unitS. The Partnership would not have obtained additional cash to pay the shortfalls from borrowing or otherwise. Please see page 39.
Estimated Cash Available for Distribution, page 43
27.	Clarify whether you have included all operating subsidiaries when calculating your estimated cash available for distribution.

Response: The Partnership has revised its disclosure as requested. Please see page 44 of the prospectus.
Assumptions and Considerations, page 46
28.	Review this section to ensure that each revenue or expense you anticipate over the next four quarters is balanced with comparable historical amounts. For example, in the third bullet point, it is not clear why you believe your average realized Gulf Coast 2/1/1 crack spread will be $14.80 per barrel in light of the other amounts presented.

Response: The Partnership has revised the “Our Cash Distribution Policy and Restrictions on Distributions—Assumptions and Considerations” section to reflect recent movements in the prices of crude oil and natural gas and changes in Gulf Coast 2/1/1 crack spreads and interest rates. The Partnership believes that its assumed revenues and expenses for the twelve months ended December 31, 2006 are appropriately balanced with comparable historical amounts, which have been revised to reflect the Partnership’s financial and operating results for the most recent fiscal quarter. Please see pages 46 – 48 of the prospectus.

H. Roger Schwall
Securities and Exchange Commission
November 16, 2005

29.	As part of the tables entries, please include relevant footnotes to clarify the source and relevance of the figures for any entry that is not self-explanatory.

Response: The Partnership has revised the table on pages 44 and 45 of the prospectus to include clear references to the specific assumptions that the Partnership has made in constructing the table entries. Please see pages 44-48 of the prospectus.

30.	We note that your estimated cash available for distribution exceeds the total minimum annual cash distribution by 1% or less regardless of whether the over-allotment option is exercised. Your estimate assumes a 149.2% increase in Gross Profit, a 14% increase in Sales from Specialty Products and a 141.1% increase in sales from Fuel Products. It would appear that if you experienced a less than significantly smaller increase in those areas, you would not be able to cover your estimated cash distribution. To the extent determinable, include some sensitivity analysis for your qualified assumptions to indicate either a breakeven level for each or the impact level of change for each on your ability to pay the estimated cash distribution.

Response: Please read the Partnership’s response to comment 28 regarding its revised assumptions and updated historical results of operations. The Partnership has also revised its disclosure as requested to include a sensitivity analysis and discussion of the effects of changes in prevailing crude oil and natural gas prices and crack spreads on our estimated cash available for distribution on page 48 of the prospectus.

31.	Please clarify whether you would borrow, if necessary, to pay the expected minimum quarterly distributions. We note that your partnership agreement permits you to borrow funds to pay the distributions on all outstanding units in the event you have not generated sufficient cash from operations.

Also, clarify whether you assume all debt will be refinanced as it comes due since you do not intend to build-up cash to meet repayment obligations.

Response: The Partnership has revised its disclosure as requested. Please see page 48 of the prospectus.

H. Roger Schwall
Securities and Exchange Commission
November 16, 2005

32.	It is not clear whether your “replacement and environmental capital expenditures” are the only maintenance and capital expenditures that you anticipate. Please clarify and quantify any other such expenditures.

Response: The Partnership has revised its disclosure to affirmatively disclose that its “replacement and environmental capital expenditures” are its only anticipated maintenance capital expenditures as requested. Please see page 48 of the prospectus.

33.	Describe any debt covenants that would limit your ability to make the cash distributions and disclose whether you would be in compliance with these covenants based on your forward-looking operating results and expected cash flow information.

Response: The Partnership has more fully described its new credit facilities and our ability to meet the consolidated leverage and minimum liquidity tests thereunder. Please see page 45 of the prospectus.
How We Make Cash Distributions, page 49
Intent to Distribute the Minimum Quarterly Distribution, page 49
34.	Generally, when describing your distribution policy, please revise to state what it will be and what you will pay, rather than what you “intend” or “expect” to declare and pay. Please revise where appropriate throughout your filing.

Response: The Partnership has revised its disclosure as requested. Please see pages 6, 51, 54 and 55 of the prospectus.
Subordination Period, page 51
35.	This discussion is not clear to someone who is not already familiar with the filing. Revise it to make clear who holds the subordinated units, why their units are deemed to “subordinated” and the practical effect of the subordination period.

Response: The Partnership has revised its disclosure as requested. Please see page 53 of the prospectus.

H. Roger Schwall
Securities and Exchange Commission
November 16, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Sales Volumes, page 61
36.	Explain why sales volumes are “driven by volumes of crude oil and feedstocks that we run at our refineries.” Intuitively, it would seem that sales volume is driven by demand rather than supply.

Response: The Partnership has modified the disclosure on page 64 to read as follows, “We view the volumes of specialty and fuels products sold as an important measure of our ability to effectively utilize our refining assets. Our ability to meet the demands of our customers is driven by the volumes of crude oil and feedstocks that we run at our refineries.”
Contractual Obligations and Commercial Commitments, page 72
37.	Please confirm to us that you have no obligations relating to executive compensation, or amend your chart to include them.

Response: The Partnership confirms to the Staff that it has no material obligations relating to executive compensation.
Management, page 97
38.	We note that your partnership agreement limits your general partner’s fiduciary duties to your unitholders. Please reiterate that each time you discuss how your general partner owes a fiduciary to your unitholders.

Response: The Partnership has revised its disclosure as requested. Please see page 102 of the prospectus.
Security Ownership of Certain Beneficial Owners and Management, page 102
39.	Please disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities held by each of the beneficial owners. See Exchange Act Rule 13d-3; Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 48 of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Response: The Partnership has revised its disclosure as requested. Please see page 107 of the prospectus.

H. Roger Schwall
Securities and Exchange Commission
November 16, 2005

Certain Relationships and Related Transactions, page 103
Sales to Bareco Joint Venture, page 105
40.	Please disclose the reasons for the dissolution of the Bareco joint venture in 2004. We note the extensive decrease in sales.

Response: The Bareco joint venture existed to market wax products produced by our Rouseville facility. The Bareco joint venture was dissolved by mutual agreement of the partners. Subsequently, the Partnership directly marketed the work products produced at its Shreveport refinery directly to customers. These restructuring actions are more fully discussed on page 63 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview.”
The Partnership Agreement, page 114
Voting Rights, page 115
41.	We note that various matters require the approval of a “unit majority.” Please also identify the number of unitholders that must be present at a meeting to constitute a quorum.

Response: The Partnership has revised its disclosure to include the number if unitholders required to be present in person or by proxy in order to constitute a quorum as requested. Please see page 120 of the prospectus.
Investment in Calumet Specialty Products Partners, L.P. . . ., page 143
42.	Revise your statement that the reader “should” consult with his/her own counsel as the term “should” suggests obligation. You may replace the admonition with language to the effect that you recommend or encourage that consultation.

Response: The Partnership has revised its disclosure as requested. Please see page 148 of the prospectus.
Underwriting, page 134
43.	We note that your underwriters may engage in an electronic offer, sale or distribution of the shares. Please describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a

H. Roger Schwall
Securities and Exchange Commission
November 16, 2005

description of their procedures. Briefly describe any electronic distribution in the filing. Consult Release Nos. 33-7233 and 33-7289 for guidance.

Also, in your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, address:
•	the communications used;

•	the availability of the preliminary prospectus;

•	the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers;

•	how offers and final confirmations will be made; and

•	the funding of an account and payment of the purchase price
We may comment further.

Response: The Partnership has been informed by the representative of the underwriters that the underwriters or their affiliates may engage in the electronic offer, sale or distribution of the common units and that any such activities will be conducted in accordance with procedures previously reviewed by the Staff. The Partnership confirms that if it becomes aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after the date of this letter, it will promptly supplement this response to identify those members and either provide a description of their procedures or confirm that their procedures have been previously reviewed with the Staff.

In order to help alleviate concerns that may be raised by any possible online distribution or posting of the preliminary prospectus on the web, the representatives of the underwriters have indicated to the Partnership that they will include the following language in a communication to potential syndicate members:
“Online distribution of common units of Calumet Specialty Products Partners, L.P. may only be made pursuant to procedures for such distributions previously reviewed with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (1) you are not making an online distribution or (2) you are following procedures for online distribution previously reviewed with the Securities and Exchange Commission.”
Consistent with this procedure, the following language is included in the underwriting section of the prospectus:

H. Roger Schwall
Securities and Exchange Commission
November 16, 2005

“A prospectus in electronic format may be made available on the website maintained by the representative and may also be made available on websites maintained by other underwriters. The representative may agree to allocate a number of common units to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.”
The Partnership will promptly supplement this response with information relating to any third party arrangements that other underwriters are putting into place as such information becomes available.

44.	You indicate that a prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. Identify the underwriters and the websites. If agreements exist outlining these arrangements, provide us a copy of such agreements and describe their material terms. Provide us with copies of all information concerning your company or prospectus that has appeared or will appear on their websites. If you subsequently enter into any arrangements with a third party to host or access your preliminary prospectus on the internet, promptly supplement your response. We may comment further.

Response: The Partnership has been informed by Goldman, Sachs & Co. that it expects to post the road show presentation on YahooNet Road Show, a password protected website, and YahooNet Road Show has informed Goldman, Sachs & Co. that it is posting such road show presentation in accordance with applicable SEC no-action letters. The Partnership confirms that it will promptly supplement this response with copies of information relating to the prospectus that is available on YahooNet Road Show and information regarding any third party arrangements that other underwriters put into place as such information becomes available.

45.	Please provide the following information with respect to your directed unit program:
(a)	Tell us the approximate percentage of common stock and dollar value you plan to offer in this program.

(b)	Clarify the types and number of parties that will be able to participate in the program, including identifying whether any of these parties are venture capital firms.

H. Roger Schwall
Securities and Exchange Commission
November 16, 2005

(c)	Provide a more detailed description of the Directed Unit Program and the mechanics of the offering.

(d)	Specify the party or parties that will administer the program.

(e)	Ensure that your beneficial ownership disclosure includes any shares of common stock that may be acquired within 60 days.

(f)	Discuss whether the program requires any related party transaction disclosure under Item 404 of Regulation S-K.

(g)	Detail the timing and nature of any communications with directed share participants that have occurred or that you plan to make.

(h)	Provide us with all materials sent and that you plan to send to potential direct unit participants.

(i)	Describe in adequate detail any account funding requirements.
We may issue additional comments.

Response: The Partnership plans to request that the underwriters reserve a portion of the common units to be sold in the offering for sale in a directed unit program. As of the date hereof, the Partnership has not engaged an underwriter to administer its directed unit program. No materials have been prepared or distributed in connection with this proposed program. The Partnership will establish the aggregate number of common units reserved for the directed unit program, specify the potential recipients of the directed units and allocate the directed units among the actual recipients. After an underwriter is engaged to administer the program, information regarding the mechanics of the program, any account funding requirements and any related party transaction disclosure required by Item 404 of Regulation S-K regarding the program will be described in a supplementary letter to the Staff. The Partnership confirms that the beneficial ownership disclosure in the prospectus will include any common units that may be acquired within 60 days.

The directed unit program will be part of the underwritten offering. Except for the election of recipients, the use of materials that specifically relate to the directed unit program and the process for communicating with the recipients of the directed units, the procedures for the directed unit program will be substantially the same as the procedures that the underwriters will use to offer the common units to the general public. To date, no communications have been made by the Partnership or by any of the underwriters to prospective recipients of directed units regarding the directed unit program. No such communication will be made until a copy of the preliminary prospectus is delivered to such individuals. After an underwriter is engaged to administer the program, that underwriter will provide the Partnership, and the Partnership will supplementally provide

H. Roger Schwall
Securities and Exchange Commission
November 16, 2005

to the Staff, drafts of the materials that will be sent to potential recipients of directed units.
Unaudited Pro Forma Financial Statements, page F-2
46.	Clarify which historical data is audited and which is unaudited.

Response: The Partnership has revised its disclosure on pages F-3 and F-4 of the prospectus as requested to clearly indicate which historical data is audited and which is unaudited.

47.	Please explain to us why you have not made an adjustment to eliminate the revenues, expenses, and equity method earnings/losses relating to the Rouseville wax processing facility, the Reno wax packaging facility, and the Bareco wax marketing joint venture.

Response: The Commission’s Staff Training Manual, Topic 2.I.A.3.(b) states that the acquisition of selected parts of an entity may result in less than full financial statements being required under Regulation S-X Rule 3-05. Specifically, paragraph (1) states that, “In some circumstances, a registrant does not acquire or succeed to all of the assets and liabilities of another entity. If the registrant acquires or succeeds to substantially all of the entity’s key operating assets, complete audited financial statements of the other entity usually will be required. Elimination of specified assets and liabilities not acquired or assumed by the registrant is depicted in pro forma financial statements presenting the effects of the acquisition. Full audited financial statements of the entity are presumed to be necessary in order to provide investors with the complete and comprehensive financial history of the acquired business.”

In applying this guidance, the Partnership considered the fact that the restructuring and decommissioning of Rouseville, Reno and Bareco did not qualify for discontinued operations presentation in accordance with SFAS 144, as discussed in more detail in response to the Staff’s comment 51 below. Given the conclusion that the Partnership remains in the wax business through its Shreveport facility, the Partnership did not believe it would be appropriate to record pro forma adjustments to the pro forma statements of operations to remove the impacts of the Rouseville, Reno and Bareco operations as they are reflective of the Partnership’s historical results from its wax operations. Further, the Partnership concluded that it would be appropriate, given the guidance noted above, to reflect pro forma adjustments to remove from the pro forma balance sheet the assets and liabilities of Rouseville, Reno and Bareco as they will not be contributed to Partnership.

H. Roger Schwall
Securities and Exchange Commission
November 16, 2005

48.	Tell us whether or not your earnings per share is calculated in accordance with EITF 03-06 and why.

Response: For purposes of computing pro forma net income (loss) per unit, the Partnership has concluded that the limited (referred to as common units) and subordinated limited (referred to as subordinated units) partner units represent separate classes of limited partner units that require two-class presentation under paragraph 60 b. of SFAS 128. This conclusion is driven by the fact that the Partnership’s cash distribution policy may result in subordinated units receiving a lower distribution than common units or none at all.

In accordance with the requirements of EITF 03-06, the Partnership has modified the disclosure of basic and diluted pro forma net income (loss) per unit included on the pro forma statements of operations to separately disclosure information for common and subordinated units. Please see page F-4 of the prospectus. Pro forma net income (loss) per unit was computed as follows:

	Year Ended	Nine Months Ended
	December 31, 2004	September 30, 2005

Pro forma net income (loss)	13,267	(13,309)

General Partner’s (“GP”) Share of pro forma net income (loss) @ 2%	265	(266)
Net income available per common unit (Minimum quarterly distribution (“MQD”) of $0.45 per quarter)	$1.80	$1.35

Net loss available to subordinated units	(8,973)	(29,524)
Net loss available per subordinated unit	$(0.69)	$(2.26)

The net loss available to subordinated units was determined as follows:

Pro forma net income (loss)	13,267	(13,309)

Net income available to common units (MQD of $0.45 per quarter)	$21,975	$16,481
GP Share ($21,917 divided by 98% multiplied by 2%)	448	336
	(9,156)	(30,127)

GP share of Loss @ 2%	(183)	(603)

Subordinated units share of loss	$(8,973)	$(29,524)

H. Roger Schwall
Securities and Exchange Commission
November 16, 2005

Financial Statements of Calumet Lubricants Co., Limited Partnership, page F-8
Consolidated Statements of Operations, page F-10
49.	We note that you include a subtotal of operating costs and expenses that excludes restructuring, decommissioning and asset impairment expenses. It appears that this subtotal is a non-GAAP measure. As such, it should be removed from the face of your financial statements.

Response: The Partnership has modified the Consolidated Statements of Operations to remove the subtotal as requested. Please see page F-10 of the prospectus.

50.	Please tell us what consideration you gave to including your transportation costs as a component of costs of sales.

Response: The Partnership considered Emerging Issues Task Force (EITF) 00-10, Accounting for Shipping and Handling Fees and Costs which requires classification of shipping costs billed to customers in sales and the classification of costs incurred in cost of sales, or if elsewhere to be disclosed. The Partnership has disclosed the classification of its shipping and handling costs on the face of the consolidated statement of operations and believes it has fully complied with the requirements EITF 00-10. Please see page F-10 of the prospectus.

51.	Please explain to us the consideration that you gave to recording the results of the Rouseville wax processing facility and the Reno wax packaging facility as discontinued operations.

Response: The Partnership concluded that the closure and decommissioning of its Rouseville and Reno facilities did not qualify as discontinued operations under SFAS 144 as interpreted by EITF 03-13 primarily because the Partnership continues to generate significant direct cash flows from the production and sale of wax products from its Shreveport facility. Substantially all of the customers and most of the products of the Rouseville and Reno operations were migrated to the Partnership’s Shreveport facility.

H. Roger Schwall
Securities and Exchange Commission
November 16, 2005

52.	Please explain to us whether you have recorded asset retirement obligation expense relating to the assets that will be contributed to Calumet Specialty Products Partners, L.P. Also, tell us what consideration you gave to discussing FIN 47 as a new accounting pronouncement in footnote 2.

Response: The Partnership has reviewed the requirements of FASB Statement No. 143, Accounting for Asset Retirement Obligations, as interpreted in FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47). The assets that will be contributed to the Partnership have conditional asset retirement obligations related to the removal of asbestos. The Partnership will disclose the existence of the conditional asset retirement obligations, the fact that a liability has not been recognized because the fair value cannot be reasonably estimated and the reasons why fair value cannot be reasonable estimated on pages F-17 and F-18 of the prospectus as follows, “In 2005, the FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations was issued. The Company is required to adopt this interpretation as of December 31, 2005. The Company has conditional asset retirement obligations related to its Cotton Valley, Shreveport and Princeton refineries related to asbestos. However, the Company believes that there is an indeterminate settlement date for these obligations and; thus, fair value cannot be reasonably estimated. Therefore, at the date of adoption, the Company has not recorded any liability for asset retirement obligations related to these refineries as of September 30, 2005.”
Note 2 – Summary of Significant Accounting Policies, page F-13
Revenue Recognition, page F-16
53.	You state that you recognize revenue when ownership and all risks of loss have been transferred to the buyer. which is normally upon shipment. Please expand your disclosure to discuss when revenue is recognized when it is not recognized upon shipment.

Response: The Partnership has modified its disclosure on page F-16 to read as follows, “The Company recognizes revenue on orders received from its customers when there is a persuasive evidence of an arrangement with the customer that is supportive of revenue recognition, the customer has made a fixed commitment to purchase the product for a fixed or determinable sales price, collection is reasonably assured under the Company’s normal billing and credit terms, all of the Company’s obligations related to the product have been fulfilled and ownership and all risks of loss have been transferred to the buyer, which is upon shipment to the customer.” Please note that the Partnership has had no instances of revenue being recognized prior to shipment to the customer during the three years ended December 31, 2004 or the nine months ended September 30, 2005.

H. Roger Schwall
Securities and Exchange Commission
November 16, 2005

     Should the Staff have any questions or comments, please contact the undersigned at 317-328-5660 or David P. Oelman at 713-758-3708.

Very truly yours, CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
By	/s/ R. Patrick Murray, II
R. Patrick Murray, II
Chief Financial Officer

Annex A-1

LNG	LNG Publishing Company Inc.
 Publisher of LUBES’n’GREASES and Lube Report

6105 Arlington Blvd., Suite G • Falls Church, VA 22044 USA
Tel: 703.536.0800 • Fax: 703.536.0803
www.LNGpublishing.com • www.LubeReport.com
November 10, 2005
George Morris
Petrie Parkman & Co.
600 Travis, Suite 7400
Houston, Texas 77002
Dear Mr. Morris,
Lubes’n’Greases is the preeminent, independent trade magazine covering the lubricant manufacturing industry worldwide. Published monthly since 1995, it has over 16,000 subscribers. It also publishes an e-mail newsletter, LubeReport.com, that reaches more than 11,000 subscribers each week; maps and charts showing the locations and capacities of lubricant refineries worldwide; and a directory (“Lubricants Industry Sourcebook”) for the lubricant manufacturing industry.
Calumet Lubricants Company is known to us and in our industry as a leading specialty refiner, producing paraffinic lubricant base oils, naphthenic base oils, process oils, waxes, technical white oils and solvents. As we’ve reported, it has regularly invested in its refineries, adding capacity and upgrading the process technologies it uses.
The lubricants industry is a rather exclusive niche in the world of petroleum. Only about one in ten U.S. refineries makes lubricant base oils, according to the National Petrochemical and Refiners Association. Additionally, only six refineries in the entire country produce naphthenic base oils: Calumet’s Princeton, La., facility is one of the largest of these, with nearly one-third of the total U.S. naphthenic refining capacity. In addition to their use in lubricants, naphthenic base oils are valued for their specific chemical and physical properties, making them particularly suitable for making metalworking fluids, lubricating greases, electrical transformer oils, refrigeration oils, rubber process oils, and other specialty products.
Additionally, Calumet’s refinery in Shreveport, La., has been upgraded to make highly refined API Group II paraffinic base oils, which typically command a premium price above conventional API Group I base oils. (See www.LubeReport.com to view current posted prices).
Lubes’n’Greases editors are in regular contact with Calumet’s executives and employees, and rely on them as a source of information for our reporting on the industry. The company is also a regular advertiser in our magazine, with ads that promote its specialty base oils, process oils and solvents.

Sincerely,
/s/ Nancy DeMarco
Nancy DeMarco
Publisher Lubes’n’Greases magazine

Annex A-2
WAX DATA

Box 308
Homer, New York 13077
607-756-7713
November 15, 2005
George C. Morris, III
Petrie Parkman & Co.
600 Travis, Suite 7400
Houston, Texas 77002
Dear Mr. Morris:
Wax Data is the preeminent and only newsletter covering the wax industry. The newsletter has been published for over 20 years and our subscribers include all the major oil companies in the U.S. as well as internationally including Europe, South America, Africa, the Far East including China, Japan, Taiwan and South Korea. As such we are familiar with all the major players in the lubricants and wax business in the U.S. as well as globally.
Calumet Lubricants Company is well known in the industry as well as to the those who cover the industry as a leading specialty refiner, producing paraffins, lubricant base oils, petroleum waxes, naphthenic base oils, process oils, technical white oils and solvents.
In many refineries, lubricants base oils and petroleum waxes are coproducts and over the past two decades both products have become internationally traded commodities which is why those who cover these products must be familiar with all the players. Calumet Lubricants Company is an important player in the industry and is recognized as such.
Sincerely,
/s/ Carl Verbaric
Editor
Wax Data